



Lubica Hanacek
Azolla - our startup
To: Shimika Brame

February 1, 2023, 13:11

Hello Shimika,

I have already mentioned to you that Milan and I have launched a biotech company Azolla. Our goal is to remove large amounts of CO_2 from the air and convert it into a sustainable material that can be used by industries like textile, packaging, construction and replace plastics and other materials that are causing the climate crisis. Our invention is inspired by nature and involves a unique genetically engineered bacterium that feeds on CO_2 and secretes the material, similar how nature "makes" trees.

This technology is so promising that the US Dept. of Energy and Agile Biofoundry just selected Azolla as one of top 5 projects that address their goals of advancing technologies with potential to decarbonize various industrial sectors, including development of sustainable bio-based products. DOE has allocated $850,000 to two National Labs so their elite group of scientists will dedicate their time and resources to accelerate our genetic strain engineering efforts over the next 2 years. This collaboration will allow us to leverage the brightest scientific minds as well as the use of cutting-edge artificial intelligence and machine learning in synthetic biology, not to mention their equipment.

In order to take advantage of this amazing opportunity, Azolla needs to contribute 20% of the total cost and we have decided to raise funds through Wefunder to give our friends and biggest supporters the opportunity to become investors in our company.

Wefunder fundraiser consists of two steps - first we raise $75,000 from Friends & Family (we have already raised $47K) and afterwards Wefunder will open the raise to their investor community world-wide.
Our ultimate goal is to raise $500K.

It is important to us to let you know about this and we would like to invite you to invest in Azolla.

You can go in here Wefunder-Azolla and reserve your spot.

Obviously you may not be interested, or not be able to invest - we understand - but we want to make sure you know about it and can take advantage of it. If you know of anyone that is looking for an opportunity to contribute to reversing the climate change by investing in our groundbreaking technology, please let me know, I would love to talk to them.

Please let me know either way, don't let us hang there wondering whether you even got this email.

Some necessary 'fine print':
*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Warmly,

Lubica Hanacek

Co-Founder & CEO

AZOLLA

[redacted]

linkedin

www.azolla.tech